Exhibit 99.1

Exhibit to Form 6-K of Lingo Media dated Nov 9, 2021

Lingo Media Plans to File a Form 15F to Deregister in the US Under the 1934 Securities Exchange Act

TORONTO, Nov. 5, 2021 /CNW/ - Lingo Media Corporation (TSX-V: LM) (OTC: LMDCF) (FSE: LIMA) ("Lingo Media") an EdTech company that is 'Building a multilingual world' through innovative online and print-based technologies and solutions, announces its intention to file a Form 15F with the U.S. Securities and Exchange Commission ("SEC") to terminate the registration of all classes of its registered securities under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing the Form 15F, Lingo Media's obligations to file reports under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

Lingo Media is undertaking this filing to reduce administrative burden and compliance costs and intends to continue to publish its periodic reports, annual and interim results and communications as required by applicable law on SEDAR and its website at http://www.lingomedia.com.

About Lingo Media (TSX-V:LM; OTC:LMDCF; FSE:LIMA)

Lingo Media is a global EdTech company that is 'Building a multilingual world', developing and marketing products for learners of new languages through various life stages, from classroom to boardroom. By integrating education and technology, the company empowers language educators to easily transition from traditional teaching methods to digital learning.

Lingo Media provides both online and print-based solutions through two distinct business units: ELL Technologies Ltd., d/b/a Everybody Loves Languages and Lingo Learning Inc. Everybody Loves Languages provides online training and assessment for language learning, while Lingo Learning is a print-based publisher of English language learning programs in China.

Lingo Media has established successful relationships with key government and industry organizations internationally, with a presence in Latin America, China and the U.S., and continues to both extend its global reach and expand its product offerings.

Follow Lingo Media On:

Facebook: https://www.facebook.com/LingoMedia

Twitter:     https://twitter.com/LingoMediaCorp

YouTube: https://www.youtube.com/lingomedialm

LinkedIn: https://www.linkedin.com/company/lingo-media-corporation

RSS:         http://feeds.feedburner.com/LingoMedia

Portions of this press release may include "forward-looking statements" within the meaning of securities laws. These statements are made in reliance upon Sections 21E and 27A of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties or other factors that could cause actual results to differ materially from the results, performance, or expectations implied by these forward-looking statements. These statements are based on management's current expectations and involve certain risks and uncertainties. Actual results may vary materially from management's expectations and projections and thus readers should not place undue reliance on forward-looking statements. Lingo Media has tried to identify these forward-looking statements by using words such as "may," "should," "expect," "hope," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions. Lingo Media's expectations, among other things, are dependent upon general economic conditions, the continued and growth in demand for its products, retention of its key management and operating personnel, its need for and availability of additional capital as well as other uncontrollable or unknown factors. No assurance can be given that the actual results will be consistent with the forward-looking statements. Except as otherwise required by US Federal securities laws, Lingo Media undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. Certain factors that can affect the Company's ability to achieve projected results are described in the Company's filings with the Canadian and United States securities regulators available on www.sedar.com or www.sec.gov/edgar.shtml.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE)ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

View original content: https://www.prnewswire.com/news-releases/lingo-media-plans-to-file-a-form-15f-to-deregister-in-the-us-under-the-1934-securities-exchange-act-301417892.html SOURCE Lingo Media Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2021/05/c1724.html

%SEDAR: 00004799E

For further information: Lingo Media, Khurram Qureshi, Chief Financial Officer, Mobile: 647-831-1462, Email: investor@lingomedia.com; To learn more, visit us at www.lingomedia.com

CO: Lingo Media Corporation

CNW 17:05e 05-NOV-21